Exhibit 99.4

0

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QUHUO LIMITED

(Continued and to be signed on the reverse side)

1.1	14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QUHUO LIMITED

December 29, 2022

Please sign, date and mail

your proxy card in the

envelope provided so that

your vote is received on or

before 10:00 AM EST on

December 20, 2022.

  Please detach along perforated line and mail in the envelope provided.

122922

Resolutions presented for consideration by the Annual General Meeting of Shareholders on December 29, 2022.

THE BOARD RECOMMENDS A VOTE FOR PROPOSALS 1, 2 AND 3.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS
SHOWN HERE

	FOR	AGAINST	ABSTAIN

1. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment of Mr. Gang Wang as a director of the board of directors of the Company.

2. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment of Ms. Wenying Lyu as a director of the board of directors of the Company.

3.  The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.